UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Andatee China Marine Fuel Services Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

67086W105
(CUSIP Number)

An Fengbin
No.1 Bin Tao Yuan, No.20 West Binhai Rd, Xi Gang District, DaLian
People’s Republic of China
011 (86411) 8360 4683
(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 2, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67086W105	13D	Page 2 of 12 Pages

1.	NAMES OF REPORTING PERSONS An Fengbin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) SC, PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 239,251
	8.	SHARED VOTING POWER 4,651,200
	9.	SOLE DISPOSITIVE POWER 239,251
	10.	SHARED DISPOSITIVE POWER 4,651,200

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,890,451
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.0% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN, HC

(1) A total of 9,518,967 shares of the Issuer’s common stock were outstanding as of November 14, 2011 as indicated in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2011.  For the beneficial owner listed above, any options exercisable within 60 days have also been included. Beneficial ownership for purposes of this Schedule 13D have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

CUSIP No. 67086W105	13D	Page 3 of 12 Pages

1.	NAMES OF REPORTING PERSONS Wang Jing
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,651,200 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,651,200 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,651,200 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.9% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Solely in her capacity as shareholder of Oriental Excel Enterprises Limited.

(2) A total of 9,518,967 shares of the Issuer’s common stock were outstanding as of November 14, 2011 as indicated in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2011.

CUSIP No. 67086W105	13D	Page 4 of 12 Pages

1.	NAMES OF REPORTING PERSONS Oriental Excel Enterprises Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,651,200 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,651,200 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,651,200
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.9% (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1) Solely in its capacity as shareholder of Star Blessing Enterprises Limited.

(2) A total of 9,518,967 shares of the Issuer’s common stock were outstanding as of November 14, 2011 as indicated in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2011.

CUSIP No. 67086W105	13D	Page 5 of 12 Pages

1.	NAMES OF REPORTING PERSONS Star Blessing Enterprises Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,651,200
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,651,200

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,651,200
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.9% (1)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1) A total of 9,518,967 shares of the Issuer’s common stock were outstanding as of November 14, 2011 as indicated in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2011.

CUSIP No. 67086W105	13D	Page 6 of 12 Pages

Item 1.  Security and Issuer.

The class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock of Andatee China Marine Fuel Services Corporation, a Delaware corporation (the “Issuer”), par value $0.001 per share (“Common Stock”). The principal executive office of the Issuer is located at No. 1 Bintao Garden, West Binhai Road, Xigang District Dalian, People’s Republic of China.  Except as otherwise indicated, all information in this Schedule 13D gives effect to a reverse stock split of 1-for-1.333334 of the Issuer’s Common Stock that became effective on October 19, 2009.

Item 2.  Identity and Background.

(a) This Schedule 13D is being filed on behalf of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i) An Fengbin (“Mr. An”);

(ii) Wang Jing (“Ms. Wang”);

(iii) Oriental Excel Enterprises Limited, a British Virgin Islands company (“Oriental Excel”); and

(iv) Star Blessing Enterprises Limited, a British Virgin Islands company (“Star Blessing”).

(b) The principal business address for each of the Reporting Persons is No.1 Bin Tao Yuan, No.20 West Binhai Rd, Xi Gang District, DaLian, China.

(c) Mr. An’s principal occupation is Chief Executive Officer of the Issuer, which is conducted at the executive offices of the Issuer. Ms. Wang is a housewife.   The principal business of Oriental Excel and Star Blessing is serving as a holding company for securities.

(d)-(e) During the preceding five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Mr. An and Ms. Wang are citizens of China.

Item 3.  Source and Amount of Funds or Other Consideration.

Prior to the effectiveness of the Issuer’s registration statement on Form S-1 (File No. 333-161577), filed with the Securities and Exchange Commission (“SEC”) on August 27, 2009, as amended (the “Registration Statement”), and declared effective by the Commission on January 25, 2010 (the “Effective Date”) relating to the Issuer’s initial public offering of Common Stock, and the registration statement on Form 8-A filed with the SEC on January 20, 2010,  the Issuer entered into a share exchange agreement (the “Exchange Agreement”) with all of the shareholders of Goodwill Rich International Limited, a Hong Kong company (“Goodwill”) on August 21, 2009.  Pursuant to the Exchange Agreement, the Issuer agreed to issue 6,000,000 shares of its Common Stock in exchange for all of the issued and outstanding securities of Goodwill (the “Share Exchange”). The Goodwill shareholders included Star Blessing, which prior to the Share Exchange, beneficially owned 89.04% of Goodwill. The Share Exchange closed on October 16, 2009 and as a result, Star Blessing acquired 5,342,400 shares of the Issuer’s Common Stock, which represented 89.04% of the Issuer’s outstanding Common Stock on that date.

Upon the closing of the Share Exchange pursuant to which Star Blessing initially acquired the shares of Common Stock described above, the Issuer: (i) became the 100% parent of Goodwill, and Goodwill’s wholly-owned subsidiary, Dalian Fusheng Consulting Co., Ltd., and (ii) assumed the operations of Goodwill and its subsidiaries.

CUSIP No. 67086W105	13D	Page 7 of 12 Pages

Oriental Excel is the sole owner of the outstanding securities of Star Blessing.  Prior to July 2010, Mr. An had the power to vote and dispose of all of the securities of Oriental Excel pursuant to an Authorization Letter dated October 28, 2008, as supplemented on July 10, 2009, executed by Ms. Lai WaiChi, a citizen of Hong Kong (“Ms. Lai”), who until July 2010 held a 100% equity interest in Oriental Excel (the “Oriental Interest”).  In addition, pursuant to a certain Agreement dated March 26, 2009, as amended on August 30, 2009, between Mr. An and Ms. Lai, Mr. An had the right to acquire the Oriental Interest for no consideration in the event that the net income reported in the consolidated interim financial statements of Goodwill for the six month period ended June 30, 2009 was not less than $1.5 million (the “Transfer Requirement”).  The Transfer Requirement was subsequently met, and as a result, on July 2, 2010, Ms. Lai transferred the Oriental Interest to Ms. Wang Jing, Mr. An’s spouse.

On July 14, 2010, the Board of Directors of the Issuer granted Mr. An an option to purchase an aggregate of 100,000 shares of Common Stock at an exercise price of $4.27 per share (the closing price of the Issuer’s Common stock on July 14, 2010), which vest as follows: 40,000 vested immediately on the date of the grant; 30,000 vested on July 14, 2011; and the remaining 30,000 will vest on July 14, 2012.

Effective December 13, 2010, Star Blessing transferred an aggregate of 691,200 shares of the Issuer’s Common Stock to six (6) individuals and one (1) entity for no consideration.

Effective October 12, 2010, Mr. An adopted a Rule 10b5-1 Trading Plan (the “2010 Plan”), approved by the Board of Directors of the Issuer, providing for the purchase in the open market of shares of the Issuer’s Common Stock in compliance with the provisions of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The 2010 Plan provided for purchases in an amount of up to $500,000, including commissions, during the period beginning on November 12, 2010 and continuing through the first anniversary thereof, unless terminated sooner as provided in the 2010 Plan. During such period, on the dates and at the prices per share set forth below, Mr. An acquired beneficial ownership of an aggregate of 91,192 shares of Common Stock for total aggregate consideration of approximately $500,000, which he paid using his own personal funds.  Mr. An subsequently terminated the 2010 Plan on December 17, 2010.

Mr. An acquired the following shares of Common Stock in open market transactions pursuant to the 2010 Plan:

Date	No. of Shares of Common Stock	Price per Share	Aggregate Consideration
11/23/2010	3,462	$5.25	$18,179
11/24/2010	9,380	$5.27	$49,435
11/26/2010	1,600	$5.21	$8,335
11/29/2010	8,400	$5.22	$43,874
11/30/2010	6,200	$5.34	$33,112
12/1/2010	1,250	$5.38	$6,722
12/2/2010	7,550	$5.68	$42,898
12/3/2010	5,500	$5.59	$30,740
12/6/2010	3,550	$5.60	$19,891
12/7/2010	6,438	$5.73	$36,866
12/8/2010	5,000	$5.66	$28,276
12/9/2010	5,500	$5.58	$30,697
12/13/2010	8,000	$5.60	$44,760
12/14/2010	4,387	$5.46	$23,965
12/15/2010	6,300	$5.40	$33,990
12/16/2010	3,875	$5.45	$21,110
12/17/2010	4,800	$5.46	$26,188

CUSIP No. 67086W105	13D	Page 8 of 12 Pages

Effective September 16, 2011, Mr. An adopted a new Rule 10b5-1 Trading Plan (the “2011 Plan”), approved by the Board of Directors of the Issuer, providing for the purchase in the open market of shares of the Issuer’s Common Stock in compliance with the provisions of Rule 10b5-1 under the Exchange Act.  The 2011 Plan provided for purchases in an amount of up to $2,000,000 during the period beginning on October 1, 2011 and continuing through the first anniversary thereof, unless terminated sooner as provided in the 2011 Plan. During such period, on the dates and at the prices per share set forth below, Mr. An acquired beneficial ownership of an aggregate of 78,059 shares of Common Stock for total aggregate consideration of approximately $212,000, which he paid using his own personal funds.  Mr. An suspended any further acquisitions under the 2011 Plan effective November 1, 2011.

Mr. An acquired the following shares of Common Stock in open market transactions pursuant to the 2011 Plan:

Date	No. of Shares of Common Stock	Price per Share	Aggregate Consideration
10/4/2011	4,100	$1.90	$7,790
10/5/2011	700	$1.95	$1,365
10/6/2011	3,100	$2.00	$6,200
10/7/2011	4,100	$2.32	$9,512
10/10/2011	5,800	$2.98	$17,284
10/18/2011	15,982	$2.92	$46,642
10/20/2011	2,300	$2.92	$6,726
10/21/2011	15,982	$2.84	$45,341
10/24/2011	9,957	$2.75	$27,422
10/25/2011	10,991	$2.79	$30,675
10/27/2011	100	$2.74	$274
10/31/2011	4,947	$2.74	$13,555

Mr. An may establish new plans in the future, in accordance with the guidelines specified by Rule 10b5-1 under the Exchange Act and the Issuer’s policies regarding stock transactions.

Effective July 1, 2011, the Board of Directors of the Issuer granted Mr. An an option to purchase an aggregate of 150,000 shares of Common Stock at an exercise price of $2.38 per share (the closing price of the Issuer’s Common stock on July 1, 2011), which vested as follows: 50,000 vested immediately on the date of the grant; 50,000 would vest on July 1, 2012; and the remaining 50,000 would vest on July 1, 2013.  However, pursuant to a Stock Option Cancellation Agreement dated July 29, 2011 between Mr. An and the Issuer, Mr. An agreed to the cancellation of this option for consideration of $100.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired beneficial ownership of the shares of the Issuer’s Common Stock as described in Item 3 herein.

As the beneficial owners of a majority of the total voting power of all outstanding securities of the Issuer, including a majority of the total outstanding voting power with respect to the election of the Issuer’s directors, the Reporting Persons have the ability, subject to their fiduciary duties under applicable law, to unilaterally effect, in accordance with applicable law and the Issuer’s organizational instruments, extraordinary corporate transactions with respect to, among other things, the Common Stock and the Issuer’s assets, business, management, board composition, and certificate of incorporation and bylaws, by means of the adoption by a majority of the Issuer’s directors of resolutions approving such transactions and the adoption of such transactions by the Reporting Persons in their capacity as the beneficial owners of a majority of the total voting power of all outstanding securities of the Issuer.

CUSIP No. 67086W105	13D	Page 9 of 12 Pages

On November 22, 2011, Mr. An delivered a proposal letter to the Issuer’s board of directors (the “Proposal Letter”), a copy of which is attached hereto as Exhibit 99.7 and the complete text of which is incorporated herein by reference.

The Reporting Persons intend to monitor and review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial condition,  results of operations, cash flows, operating strategy and risks of the Issuer’s business; price levels of the Common Stock; the Issuer’s response to actions taken or recommended by the Reporting Persons; actions taken or recommended by management and the Board of Directors of the Issuer (the “Board”); other investment opportunities available to the Reporting Persons and the availability of capital therefor; conditions in the U.S. and global securities and capital markets; and U.S. and global general economic and industry conditions, the Reporting Persons may, from time to time and at any time in the future, take any and all actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, pursuing the transactions contemplated by the Proposal Letter or withdrawing the Proposal Letter; publicly announcing, proposing to the Issuer or directly to the Issuer’s stockholders, and/or undertaking, whether in conjunction with or as an alternative to the transactions contemplated by the Proposal Letter, a transaction or series of  transactions involving the Issuer’s Common Stock, assets, business, properties, capital structure, Board composition, management, organizational instruments, operating strategy or business plan (each, a “Transaction”); communicating with management, the Board, the Issuer’s stockholders and other constituents of the Issuer, and financial advisors and financing sources, regarding a Transaction or potential Transaction; nominating and seeking to elect one or more director-nominees to the Board; purchasing additional securities of the Issuer, including shares of Common Stock, in open market transactions (including pursuant to any Rule 10b5-1 Trading Plans), privately negotiated transactions, by means of  unilaterally commenced tender offer, or otherwise;  selling, transferring or otherwise disposing of shares of Common Stock in open market transactions (including pursuant to any 10b5-1 Trading Plans), privately negotiated transactions or otherwise; entering into instruments, agreements and derivative arrangements  that increase or decrease in value based on the value of the Common Stock; and/or  taking, directly or indirectly, at any time and from time to time, any of the actions of the type contemplated by subparagraphs (a)-(j) of this Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) - (b) As of the date of this Schedule 13D, Mr. An beneficially owned an aggregate of 4,890,451 shares of Common Stock (which includes 4,651,200 shares of Common Stock directly beneficially owned by Star Blessing), representing in the aggregate, approximately 51.0% of the Issuer’s outstanding shares of Common Stock (based on 9,518,967 shares of Common Stock issued and outstanding as of November 14, 2011 as indicated in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 14, 2011 and including any options exercisable within 60 days of the date of this Schedule 13D).

As of the date of this Schedule 13D, Ms. Wang indirectly beneficially owned 4,651,200 shares of Common Stock (which are the shares of Common Stock beneficially owned by Oriental Excel and Star Blessing), representing approximately 48.9% of the Issuer’s outstanding shares of Common Stock (based on 9,518,967 shares of Common Stock issued and outstanding as of November 14, 2011 as indicated in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 14, 2011).

As of the date of this Schedule 13D, Oriental Excel indirectly beneficially owned 4,651,200 shares of Common Stock (which are the shares of Common Stock beneficially owned by Ms. Wang and Star Blessing), representing approximately 48.9% of the Issuer’s outstanding shares of Common Stock (based on 9,518,967 shares of Common Stock issued and outstanding as of November 14, 2011 as indicated in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 14, 2011).

As of the date of this Schedule 13D, Star Blessing directly beneficially owned 4,651,200 shares of Common Stock (which are the shares of Common Stock beneficially owned by Ms. Wang and Oriental Excel), representing approximately 48.9% of the Issuer’s outstanding shares of Common Stock (based on 9,518,967 shares of Common Stock issued and outstanding as of November 14, 2011 as indicated in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 14, 2011).

CUSIP No. 67086W105	13D	Page 10 of 12 Pages

Ms. Wang is the sole director and stockholder of Oriental Excel, which is the sole stockholder of Star Blessing, and Ms. Wang is also the sole director of Star Blessing.  Mr. An is the President, Secretary and Treasurer of Oriental Excel and Star Blessing.  Accordingly, as a result of these relationships and Ms. Wang’s relationship to Mr. An as his spouse, the Reporting Persons may be deemed to have shared voting power and the power to dispose or to direct the disposition of the shares of Common Stock reported in this Schedule 13D as held of record by Star Blessing.  Thus, Mr. An, Ms. Wang and Oriental Excel may be deemed to be the beneficial owners of the shares owned by Star Blessing.

(c) Item 3 of this Schedule 13D is incorporated herein by reference.  Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transaction in the shares of the Issuer’s Common Stock during the past sixty (60) days.

(d) Except for the Reporting Persons, no person is known by the Reporting Persons to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding proxies.

Item 7.  Material to Be Filed as Exhibits.

Exhibit No.                                Description

99.1	Joint Filing Agreement pursuant to Rule 13d-1(k).

99.2
Share Exchange Agreement by and among Andatee China Marine Fuel Services Corporation, Goodwill Rich International Limited and shareholders of Goodwill Rich International Limited dated effective as of August 21, 2009

99.3	Agreement, by and among Oriental Excel Enterprises Limited, Mrs. Lai WaiChi and Mr. An Fengbin, dated March 26, 2009.

99.4	Supplemental Agreement, by and among Oriental Excel Enterprises Limited, Mrs. Lai WaiChi and Mr. An Fengbin, dated as of August 30, 2009

99.5	Authorization Letter, executed by Mrs. Lai WaiChi in favor of Mr. An Fengbin, dated October 28, 2008.

99.6	Amendment to Authorization Letter, executed by Mrs. Lai WaiChi in favor of Mr. An Fengbin, dated July 10, 2009.

99.7	Proposal Letter dated November 22, 2011.

CUSIP No. 67086W105	13D	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 27, 2011

/s/ An Fengbin
An Fengbin

/s/ Wang Jing
Wang Jing

ORIENTAL EXCEL ENTERPRISES LIMITED

	By:	/s/ An Fengbin
An Fengbin, President

STAR BLESSING ENTERPRISES LIMITED

	By:	/s/ An Fengbin
An Fengbin, President

CUSIP No. 67086W105	13D	Page 12 of 12 Pages

EXHIBIT INDEX

Exhibit No.                                Description

99.1	Joint Filing Agreement pursuant to Rule 13d-1(k).

99.2
Share Exchange Agreement by and among Andatee China Marine Fuel Services Corporation, Goodwill Rich International Limited and shareholders of Goodwill Rich International Limited dated effective as of August 21, 2009

99.3	Agreement, by and among Oriental Excel Enterprises Limited, Mrs. Lai WaiChi and Mr. An Fengbin, dated March 26, 2009.

99.4	Supplemental Agreement, by and among Oriental Excel Enterprises Limited, Mrs. Lai WaiChi and Mr. An Fengbin, dated as of August 30, 2009

99.5	Authorization Letter, executed by Mrs. Lai WaiChi in favor of Mr. An Fengbin, dated October 28, 2008.

99.6	Amendment to Authorization Letter, executed by Mrs. Lai WaiChi in favor of Mr. An Fengbin, dated July 10, 2009.

99.7	Proposal Letter dated November 22, 2011.